January 19, 2011
Ms. Leigh Ann Schultz
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Re: Reply to SEC comment letter dated January 6, 2011
DPAC Technologies Corp.
-	Form 10-K for the year ended December 31, 2009
-	Form 10-Q for the quarter ended September 30, 2010
-	File No. 000-14843
Dear Ms. Schultz:
Per your review of the above listed filings of DPAC Technologies Corp., we have provided explanations, supplementary information and indicated future adoption of your recommendations on the items detailed in your letter. We have approached our responses by listing the item number and full comment and then have included DPAC’s detailed explanation immediately following the item.
Form 10-K for the fiscal year ended December 31, 2009
Item 8. Consolidated Financial Statements, page F-1
Note 1 — Summary of Significant Accounting Policies, page F-7
Note 3 — Inventories, page F-16
1.	We refer to your response to prior comment 10. While we acknowledge that determining the appropriate carrying amount for inventories requires that you estimate recoverability, provisions for excess and obsolete inventory are cost adjustments as provided under SAB Topic 5-BB and FASB ASC 330-10-35-14. In future filing, please present the individual categories of inventory net of the related reserve.
Company response:
We concur that provisions for excess and obsolete inventory are cost adjustments and will in future filings present the individual categories of inventory net of the related reserve.

Note 6 — Debt, page F-18
2.	We acknowledge your response to prior comment 12 regarding the modification to your State of Ohio debt. Please expand your disclosure in future filings to incorporate a discussion of the formalization of the modified terms similar to your response.
Company response:
We will in future filings incorporate a discussion of the formalization of the modified terms of the State of Ohio debt, similar to our prior response.
3.	We acknowledge your response to prior comment 13 regarding the subordinated debt. Please expand your disclosure in future filings to incorporate a discussion similar to your response regarding the tranches and related defaults by tranche, as appropriate.
Company response:
We will in future filings incorporate a discussion similar to our prior response regarding the tranches and related defaults by tranche, as appropriate.

Sincerely, Stephen J. Vukadinovich Chief Financial Officer, DPAC Technologies Corp. Cell: 714-721-6139 FAX: 330-655-9020